UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. ____

Opportunity Acquis Corp.

(Name of Issuer)

Common Stock	None
(Title of Class of Securities)	(CUSIP Number)

Charlebois, Wynn A. D.

(Reporting Person)

Charlebois, Wynn A. D.

2149 Norton Road

Charlotte, NC 28207

Telephone (704) 258-3868

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all of the provisions of the Act (however, see the Notes).

CUSIP No.	Schedule 13G for Kenneth B. Lerman	Page 2 of 4

1.	Name of reporting person:
Charlebois, Wynn A. D.

2.	Check the appropriate box if a member of a group.	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	Citizenship or place of organization:
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power
6,000,000

6. Shared voting power:
0

7. Sole dispositive power:
6,000,000

8. Shared dispositive power:
0

9.	Aggregate amount beneficially owned by each reporting person:

6,000,000

10.	Check box if the aggregate amount in row (9) excludes certain shares:	☐

Not Applicable
11.	Percent of class represented by amount in row (9):

Six and fifty-eight-hundredths of one percent (6.58%)

12.	Type of reporting person:

IN

CUSIP No.	Schedule 13G for Kenneth B. Lerman	Page 3 of 4

Item 1.	Security and Issuer

	Issuer:	Opportunity Acquis Corp.

	Executive Office:	903 Clydesdale Drive, Bear, DE 19701

	Securities:	Common Stock

Item 2.	Identity and Background

	a) Name of Person Filing :	Charlebois, Wynn A.D.

b) Address of Principal Business, or if none, Residence:
2149 Norton Road Charlotte, NC 28207

	c) Citizenship:	United States of America

	d) Title of Class of Securities:	Common Stock

	e) CUSIP Number:	None

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	6,000,000
(b)	Percent of class:	6.58%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:	6,000,000
(ii)	Shared power to vote or to direct the vote:	0
(iii)	Sole power to dispose or to direct the disposition of:	6,000,000
(iv)	Shared power to dispose or to direct the disposition of:	0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following        ☐ .

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

CUSIP No.	Schedule 13G for Kenneth B. Lerman	Page 4 of 4

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8. Identification and Classification of Members of the Group. Not Applicable.

Item 9. Notice of Dissolution of Group. Not Applicable.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

Not Applicable.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 2016
(Date)

/s/ Wynn A. D. Charlebois
(Signature)

Charlebois, Wynn A. D.
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).